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                                                                    EXHIBIT 11.1


                            ACRES GAMING INCORPORATED
                        COMPUTATION OF EARNINGS PER SHARE

                                                 FOR THE YEAR ENDED JUNE 30,
                                                    1997        1996      1995
                                                   -----      -------    -------
                                                        (in thousands)
Net income (loss)                                  $1,798     $(1,641)   $(2,505)
                                                   ======     =======    =======
Weighted average number of shares of common
stock and common stock equivalents outstanding:

     Weighted average number of common
     shares outstanding                             8,399        7,552      7,145

     Dilutive effect of warrants and
     employee stock options after
     application of the treasury stock                400         *            *
     method

     Dilutive effect of redeemable
     convertible preferred stock after
     application of the if-converted method           272         -            -
                                                   ------       ------     ------
     Total shares used in per share computation     9,071        7,552      7,145
                                                   ------       ------     ------
Net income (loss) per share                          $.20       $(.22)     $(.35)
                                                   ======       =====      =====


* Effect of Common Stock equivalents is anti-dilutive and therefore not included.